Exhibit 99.1

FOR IMMEDIATE RELEASE:

IBEX Limited Announces Second Quarter Fiscal Year 2021 Financial Results

Second Quarter Fiscal Year 2021

•	Record revenue of $117.2 million, representing an increase of 8.7% year-over-year
•	Net income was $2.5 million (non-GAAP adjusted net income of $6.2 million)
•	Adjusted EBITDA increased 18.7% to $17.6 million, achieved record adjusted EBITDA margin of 15.0%
•	Company raises fiscal year 2021 guidance

WASHINGTON, DC— (BUSINESS WIRE)—February 18, 2021—IBEX Limited (“ibex”), a leading global provider of outsourced CX solutions, today announced financial results for three and six months ended December 31, 2020.

“In May 2015, when I joined Ibex as CEO, I set out on a vision to be a growth leader, a leader in the nearshore markets and to push to and above 15% adjusted EBITDA,” said Bob Dechant, Chief Executive Officer of ibex.  “I am proud to report that we are achieving each of these goals and delivered a record second quarter.  Revenues increased to an all-time high of $117.2 million, as our organic growth continues to outpace the industry.  We received the very prestigious Frost and Sullivan Central America and Caribbean CX Company of the year award which validates and distinguishes our success in the nearshore market. And lastly, we reported 15% adjusted EBITDA for the quarter!”

Dechant continued, “We had full focus on execution this quarter – delivering on the critical seasonal ramps for our clients. As evidenced by our results, we had a stellar quarter of performance.  Despite the growing cases of COVID-19 throughout the world, we continued managing all of our centers and kept all of our Work@Home employees operational. In addition, during the quarter we launched a new center in Jamaica,  expanded in the Philippines, we won several key new logos, and we grew our sales pipeline to position us for growth in the second half of 2021 and beyond.”

Second Quarter Fiscal Year 2021 Financial Highlights:

Revenue

•	Revenue increased 8.7% to $117.2 million, compared to $107.8 million in the prior year quarter.

Net Income

•	Net income was $2.5 million, including $1.6 million in non-recurring costs, compared to net income of $4.8 million in the prior year quarter.
•	Non-GAAP adjusted net income increased to $6.2 million, compared to $5.6 million in the prior year quarter (see Exhibit 1 for reconciliation).
•	Net margin was 2.1%, compared to 4.4% in the prior year quarter.
•	On a Non-GAAP basis, net margin increased to 5.3%, compared to 5.2% in the prior year quarter (see Exhibit 1 for reconciliation).

Adjusted EBITDA

•	Non-GAAP adjusted EBITDA, increased to $17.6 million, compared to $14.8 million in the prior year quarter (see Exhibit 2 for reconciliation).
•	Non-GAAP adjusted EBITDA margin increased to 15.0%, compared to 13.8% in the prior year quarter.

Earnings Per Share

•
IFRS basic and fully diluted earnings per share was $0.14 and $0.13, respectively, compared to IFRS basic and fully diluted earnings per share of $0.00 and $0.00, respectively, in the prior year quarter.*

•	Non-GAAP pro forma fully diluted adjusted earnings per share (see Exhibit 1 for reconciliation) increased to $0.33, compared to $0.30 in the prior year quarter.

* IFRS fully diluted earnings per share for the three and six months ended December 31, 2019 does not reflect the recapitalization that occurred in connection with ibex’s August 7, 2020 initial public offering.

Balance Sheet

•	Strong cash position of $74.6 million compared to $21.9 million at June 30, 2020.
•	Non-GAAP net debt (see Exhibit 4 below) decreased to $50.7 million, compared to $84.1 million as of June 30, 2020.

Second Quarter of Fiscal Year 2021 Business Highlights:

•	Top three client concentration decreased to 36.4% from 45.1% in the prior year quarter
•	Won 3 new customer logos across key verticals, including healthcare and utilities
•	Opened a new 1,200 seat center in Jamaica and added 600 seats in the Philippines
•	New Economy revenue increased by 10.5% compared to the prior year quarter, and when adjusted for one client that was adversely impacted by the pandemic, New Economy revenue increased by 28.1%

Raised Fiscal Year 2021 Business Outlook

We are raising our fiscal year 2021 guidance for revenue to between $445 million and $448 million, an increase of approximately 10% over the prior year, compared to $440 million to $443 million previously provided.

Adjusted EBITDA is now expected to be between $62.0 million and $63.5 million, an increase of approximately 14% to 17% over the prior year, compared to $60.5 million to $62.0 million previously provided.

Conference Call and Webcast Information

IBEX Limited will host a conference call and live webcast to discuss its second quarter of fiscal year 2021 financial results at 4:30 p.m. Eastern Time today, February 18, 2021. To access the conference call, dial (833) 614-1408 for the U.S. or Canada, or for international callers (914) 987-7129 and provide conference ID 6963453. The webcast will be available live on the Investors section of ibex's website at: https://investors.ibex.co/.

An audio replay of the call will also be available to investors beginning at approximately 7:30 p.m. Eastern Time on February 18, 2021, until 7:30 p.m. Eastern Time on February 25, 2021, by dialing (855) 859-2056 for the U.S. or Canada, or for international callers, (404) 537-3406 and entering passcode 6963453. In addition, an archived webcast will be available on the Investors section of ibex's website at: https://investors.ibex.co/.

Financial Information

While the financial figures included in this press release have been computed in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to interim periods, this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting.”  The financial information in this press release has not been audited.

ibex is not providing a quantitative reconciliation of forward-looking non-GAAP adjusted EBITDA to the most directly comparable IFRS measure because it is unable to predict with reasonable certainty the ultimate outcome of certain significant items without unreasonable effort. These items include, but are not limited to, non-recurring expenses, fair value adjustments, share-based compensation expense, and impairment of assets. These items are uncertain, depend on various factors, and could have a material impact on IFRS reported results for the guidance period.

Non-GAAP Financial Measures

We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. We also use these measures internally to establish forecasts, budgets and operational goals to manage and monitor our business, as well as evaluate our underlying historical performance, as we believe that these non-GAAP financial measures depict the true performance of the business by encompassing only relevant and controllable events, enabling us to evaluate and plan more effectively for the future. The non-GAAP financial measures may not be comparable to other similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of our performance, financial condition or liquidity under IFRS as issued by the IASB and should not be considered as alternatives to operating profit or net income / (loss) or as alternatives to cash flow from operating, investing or financing activities for the period, or any other performance measures, derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles.

About ibex

ibex helps the world’s preeminent brands more effectively engage their customers with services ranging from customer support, technical support, inbound/outbound sales, business intelligence and analytics, digital demand generation, and CX surveys and feedback analytics.

Forward Looking Statements

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions.  These statements include, but are not limited to, statements regarding our future financial and operating performance, including our outlook and guidance, and our strategies, priorities and business plans. Our expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Factors that could impact our actual results include: developments relating to COVID-19; the Frontier restructuring and its proceedings under Chapter 11 of the United States Bankruptcy Code; our ability to attract new business and retain key clients; our ability to enter into multi-year contracts with our clients at appropriate rates; the potential for our clients or potential clients to consolidate; our clients deciding to enter into or further expand their insourcing activities; our ability to operate as an integrated company under the ibex brand; our ability to manage portions of our business that have long sales cycles and long implementation cycles that require significant resources and working capital; our ability to manage our international operations, particularly in Pakistan and the Philippines and increasingly in Jamaica and Nicaragua; our ability to comply with applicable laws and regulations, including those regarding privacy, data protection and information security; our ability to manage the inelasticity of our labor costs relative to short-term movements in client demand; our ability to realize the anticipated strategic and financial benefits of our relationship with Amazon; our ability to recruit, engage, motivate, manage and retain our global workforce; our ability to anticipate, develop and implement information technology solutions that keep pace with evolving industry standards and changing client demands; our ability to maintain and enhance our reputation and brand; and other factors discussed under the heading “Risk Factors”  in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on October 23, 2020 and any other risk factors we include in subsequent reports on Form 6-K. Because of these uncertainties, you should not make any investment decisions based on our estimates and forward-looking statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Media Contact: Barry Canty, Senior Vice President of Marketing, ibex, (323) 217-5428, barry.canty@ibex.co

IR Contact: Brinlea Johnson, The Blueshirt Group, 415.269.2645, brinlea@blueshirtgroup.com

IBEX Limited
Unaudited Consolidated Statements of Financial Position

US$ in thousands	December 31, 2020	June 30, 2020
Assets
Non-current assets
Goodwill	$11,832	$11,832
Other intangible assets	3,174	2,781
Property and equipment	103,397	84,588
Investment in joint venture	330	331
Deferred tax asset	2,400	2,223
Warrant asset	2,161	2,611
Other assets	5,532	4,834
Total non-current assets	$128,826	$109,200

Current assets
Trade and other receivables	74,056	62,579
Due from related parties	1,922	1,587
Cash and cash equivalents	74,615	21,870
Total current assets	$150,593	$86,036
Total assets	$279,419	$195,236

Equity and liabilities
Equity attributable to owners of the parent
Share capital	$2	$12
Additional paid-in capital	158,008	96,207
Other reserves	31,889	29,456
Accumulated deficit	(114,470)	(109,527)
Total equity	$75,429	$16,148

Non-current liabilities
Deferred revenue	$1,725	$434
Lease liabilities	72,587	62,044
Borrowings	4,217	3,782
Deferred tax liability	87	117
Other non-current liabilities	13,304	7,058
Total non-current liabilities	$91,920	$73,435

Current liabilities
Trade and other payables	$51,158	$53,213
Income tax payables	3,200	3,087
Lease liabilities	10,858	12,668
Borrowings	37,701	27,476
Deferred revenue	4,825	3,470
Due to related parties	4,328	5,739
Total current liabilities	$112,070	$105,653
Total liabilities	$203,990	$179,088
Total equity and liabilities	$279,419	$195,236

IBEX Limited
Unaudited Consolidated Statements of Profit or Loss and Other Comprehensive Income / (Loss)

	Three months ended December 31,		Six months ended December 31,
US$ in thousands, except share and per share amounts	2020	2019	2020	2019
Revenue	$117,181	$107,784	$225,952	$203,131

Payroll and related costs	78,960	73,185	151,224	139,240
Share-based payments	617	51	2,706	93
Reseller commission and lead expenses	3,399	4,505	7,501	9,326
Depreciation and amortization	6,983	6,413	13,422	12,113
Other operating costs	20,888	16,017	45,678	30,153
Income from operations	$6,334	$7,613	$5,421	$12,206

Finance expenses	(2,374)	(2,507)	(4,613)	(4,814)
Income before taxation	$3,960	$5,106	$808	$7,392

Income tax expense	(1,472)	(349)	(1,743)	(299)
Net income / (loss)	$2,488	$4,757	$(935)	$7,093

Other comprehensive income / (loss)

Items that will be subsequently reclassified to profit or loss
Foreign currency translation adjustment	$(77)	$(62)	$(113)	$(32)
Cash flow hedge - changes in fair value	52	-	85	-
	$(25)	$(62)	$(28)	$(32)
Total comprehensive income / (loss)	$2,463	$4,695	$(963)	$7,061

Earnings per share attributable to the ordinary equity holders of the parent
Basic	$0.14	$-	$(0.05)	$-
Diluted	$0.13	$-	$(0.05)	$-

Weighted average shares outstanding
Basic	17,988,508	12,556,972	17,183,501	12,556,972
Diluted	18,719,169	12,755,131	17,931,867	12,755,131

IBEX Limited
Unaudited Consolidated Statements of Cash Flows

	Three months ended December 31,		Six months ended December 31,
US$ in thousands	2020	2019	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES
Income before taxation	$3,960	$5,105	$808	$7,391
Adjustments to reconcile income before taxation to net cash provided by operating activities:
Depreciation and amortization	6,983	6,413	13,422	12,113
Amortization of warrant asset	243	300	448	535
(Gain) / loss on disposal of fixed assets	-	16	(192)	16
Foreign currency translation loss	55	206	203	359
Fair value adjustment	2,159	133	5,745	882
Phantom expense	129	15	254	28
Share-based payments	488	36	2,452	65
Provision for retirement benefit expense	66	108	144	134
Allowance of expected credit losses	209	157	452	97
Share of profit from investment in joint venture	(103)	(175)	(226)	(339)
Finance costs	2,374	2,507	4,613	4,814
(Increase) / decrease in trade and other receivables	(257)	7,860	(10,984)	3,197
Increase in prepayments and other assets	(381)	(63)	(697)	(536)
(Decrease) / increase in trade and other payables and other liabilities	(8,101)	(879)	1,052	(3,817)
Cash generated from operations	7,824	21,739	17,494	24,939
Interest paid	(2,374)	(2,507)	(4,613)	(4,814)
Income taxes paid	(1,163)	(657)	(2,655)	(763)
Net cash inflow from operating activities	$4,287	$18,575	$10,226	$19,362

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	$(5,804)	$(2,039)	$(8,705)	$(2,239)
Purchase of other intangible assets	(557)	(17)	(867)	(165)
Capital repayment from joint venture	112	124	227	195
Net cash outflow from investing activities	$(6,249)	$(1,932)	$(9,345)	$(2,209)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from line of credit	$34,231	$43,419	$66,575	$78,211
Repayments of line of credit	(23,908)	(54,320)	(55,296)	(81,018)
Proceeds from borrowings	-	-	1,714	1,000
Repayment of borrowings	(3,031)	(1,690)	(5,827)	(3,389)
Payment of related party loan	(1,614)	-	(1,614)	-
Net proceeds from initial public offering	-	-	63,107	-
Payment of listing related cost	(227)	-	(1,052)	-
Principal payments on lease obligations	(8,575)	(3,145)	(11,630)	(6,145)
Dividends paid	-	(121)	(4,000)	(121)
Net cash (outflow) / inflow from financing activities	$(3,124)	$(15,857)	$51,977	$(11,462)
Effects of exchange rate difference on cash and cash equivalents	(78)	(62)	(113)	(33)
Net (decrease) / increase in cash and cash equivalents	$(5,164)	$724	$52,745	$5,658
Cash and cash equivalents at beginning of the period	$79,779	$13,807	$21,870	$8,873
Cash and cash equivalents at end of the period	$74,615	$14,531	$74,615	$14,531

IBEX Limited
Reconciliation of IFRS Financial Measures to Non-GAAP Financial Measures

EXHIBIT 1:  Adjusted net income and pro forma fully diluted adjusted earnings per share
We define “Adjusted net income” as net income / (loss) before the effect of the following items: non-recurring expenses (including litigation and settlement expenses, costs related to COVID-19, and expenses related to our initial public offering), other income, fair value adjustment related to the Amazon warrant, share-based payments, foreign exchange gains or losses, and impairment losses, as applicable, net of the tax effect of such adjustments. We define “pro forma fully diluted adjusted earnings per share” as Adjusted net income for the period divided by the weighted average fully diluted shares outstanding for the current periods.

	Three months ended December 31,					Six months ended December 31,
	2020		2019			2020		2019
US$ in thousands, except share and per share amounts	Amount	Per Share	Amount	Per Share		Amount	Per Share	Amount	Per Share
Net income / (loss)	$2,488	$0.13	$4,757	$0.25	(3)	$(935)	$(0.05)	$7,093	$0.40	(3)
Non-recurring expenses	1,593	$0.09	596	$0.03		5,991	$0.33	596	$0.03
Other income	(140)	$(0.01)	(188)	$(0.01		(291)	$(0.02)	(387)	$(0.02)
Fair value adjustment	2,159	$0.12	133	$0.01		5,745	$0.32	882	$0.05
Share-based payments	617	$0.03	51	$0.00		2,706	$0.15	93	$0.01
Foreign exchange losses	55	$0.00	206	$0.01		203	$0.01	359	$0.02
Total adjustments	$4,284	$0.23	$798	$0.04		$14,354	$0.80	$1,543	$0.09
Tax impact of adjustments(1)	(611)	$(0.03)	38	$0.00		(2,057)	$(0.11)	101	$0.01
Adjusted net income	$6,161	$0.33	$5,593	$0.30		$11,363	$0.63	$8,737	$0.49
Adjusted net income margin	5.3%		5.2%			5.0%		4.3%

IFRS Weighted average fully diluted shares outstanding	18,719,169		12,755,131			17,931,867		12,755,131
Adjustment for share re-capitalization on August 7, 2020	-		5,964,039			-		5,176,736
Pro forma fully diluted shares outstanding and pro forma adjusted earnings per share(2)	18,719,169	$0.33	18,719,169	$0.30		17,931,867	$0.63	17,931,867	$0.49

(1) The tax impact of each adjustment is calculated using the effective tax rate in the relevant jurisdiction.
(2) We provide “pro forma fully diluted adjusted earnings per share” because the share structure for the prior year does not reflect the re-capitalization that occurred in connection with ibex’s initial public offering on August 7, 2020. For purposes of this calculation, we have included 18,719,169 shares for the three months ended December 31, 2019, and 17,931,867 shares for the six months ended December 31, 2019, the weighted average fully diluted shares outstanding for the three and six months ended December 31, 2020, respectively, in order to enhance comparability between the current and prior year periods. Beginning with the first quarter of fiscal year 2022, our share structure will be comparable year over year, and this measure will reflect the respective periods’ weighted average fully diluted shares outstanding.
(3) On an IFRS basis, this amount is $0.00. For purposes of this reconciliation, it represents the proforma impact of the share re-capitalization on August 7, 2020.

EXHIBIT 2:  EBITDA and Adjusted EBITDA
We define “EBITDA” as net (loss) / income before the effect of the following items: finance expenses (including finance costs related to lease liabilities), income tax expense / (benefit), and depreciation and amortization (including depreciation of right-of-use assets). We define “Adjusted EBITDA” as EBITDA before the effect of the following items: non-recurring expenses (including litigation and settlement expenses, costs related to COVID-19, and expenses related to our initial public offering), other income, fair value adjustment related to the Amazon warrant, share-based payments, foreign exchange gains or losses, and impairment losses, as applicable.

	Three months ended December 31,		Six months ended December 31,
US$ in thousands	2020	2019	2020	2019
Net income / (loss)	$2,488	$4,757	$(935)	$7,093
Finance expense	2,374	2,507	4,613	4,814
Income tax expense	1,472	349	1,743	299
Depreciation and amortization	6,983	6,413	13,422	12,113
EBITDA	$13,317	$14,026	$18,843	$24,319
Non-recurring expenses	1,593	596	5,991	596
Other income	(140)	(188)	(291)	(387)
Fair value adjustment	2,159	133	5,745	882
Share-based payments	617	51	2,706	93
Foreign exchange losses	55	206	203	359
Adjusted EBITDA	$17,601	$14,824	$33,197	$25,862
Adjusted EBITDA margin	15.0%	13.8%	14.7%	12.7%

EXHIBIT 3:  Free cash flow
We define “free cash flow” as net cash provided by operating activities less capital expenditures and lease payments on right-of-use assets.
	Three months ended December 31,		Six months ended December 31,
US$ in thousands	2020	2019	2020	2019

Net cash provided by operating activities	$4,287	$18,575	$10,226	$19,362

Less:
Capital expenditures	7,165	4,094	11,690	13,432
Lease payments on right-of-use assets	2,843	2,338	5,171	4,727
Free cash flow	$(5,721)	$12,143	$(6,635)	$1,203

EXHIBIT 4:  Net debt
We define “net debt” as total borrowings less cash and cash equivalents.
US$ in thousands	December 31, 2020	June 30, 2020
Borrowings
Non-current	$4,217	$3,782
Current	37,701	27,476
	$41,918	$31,258
Leases
Non-current	72,587	62,044
Current	10,858	12,668
	$83,445	$74,712
Total Debt	$125,363	$105,970
Cash	74,615	21,870
Net debt	$50,748	$84,100